SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

 				(Amendment No. 3)
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			   DWS Municipal Income Trust
                                    ( KTF )
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   233368109
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                                 (CUSIP Number)

                               Paul E. Rasmussen
                                3300 IDS Center
                             80 South Eighth Street
                           Minneapolis, MN 55402-4130
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                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 28, 2023
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233368109
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1    NAME OF REPORTING PERSON

     Sit Investment Associates, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)
	00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
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                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH			   5,320,116 Shares
   REPORTING        -----------------------------------------------------------
   PERSON            9     SOLE DISPOSITIVE POWER
   WITH
   	              ---------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

			   5,320,116 Shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,320,116 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                 [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.58%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IA
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CUSIP No. 233368109
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1    NAME OF REPORTING PERSON

     Sit Fixed Income Advisors II, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)
	00
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
-------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH			   5,320,116 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
   	              ---------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

			   5,320,116 Shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,320,116 Shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)  [ ]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.58%

14   TYPE OF REPORTING PERSON (See Instructions)

     IA

ITEM 1   Security and Issuer

         Common Stock

         DWS Funds
	 Attn: Legal Department
	 875 Third Avenue
	 New York, NY 10022-6225

ITEM 2   Identity and Background

a) and c)

This statement is filed by:
Sit Investment Associates, Inc., a Minnesota corporation (SIA), and Sit Fixed Income Advisors II, LLC, a Delaware limited liability company (SFI). Both SIA and SFI are parties to a Joint Filing Agreement as further described in Exhibit B to the initial Schedule 13D filed by SIA and SFI on March 18, 2015.

SIA is a registered investment adviser.
SFI is a registered investment adviser and subsidiary of SIA.

SIA or SFI serves as investment adviser on behalf of its clients pursuant to investment management agreements with each of its clients which give SIA or SFI full discretionary authority to direct the investments of its client in accordance with the investment objectives and restrictions of the client. The investment management agreements also provide that SIA or SFI has assumed the responsibility to vote on behalf of its clients all shares held by its clients in accounts managed by SIA or SFI.

Mr. Roger J. Sit is chairman and CEO of SIA and SFI.
Mr. Ronald D. Sit is a vice president of SIA and director.

By virtue of these positions, each of SIA, SFI, Mr. Roger Sit, and Mr. Ronald Sit may be deemed to beneficially own the Shares held by SIA and SFI. None of the named individuals own shares directly. Together SIA, SFI, Mr. Roger Sit, and Mr. Ronald Sit are the "Sit Entities".

b) The business address of each of the Sit Entities is 3300 IDS Center, 80 South Eighth Street, Minneapolis, MN 55402.

c) During the last five years, neither Roger J. Sit nor Ronald D. Sit have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


e) During the last five years, none of the Sit Entities have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) Roger J. Sit and Ronald D. Sit are United States citizens.

ITEM 3   Source and Amount of Funds or Other Consideration

The Sit Entities acquired the Issuer's Shares in open market transactions with client funds held in custody accounts managed by SIA and SFI.

ITEM 4   Purpose of Transaction

The Sit Entities have acquired the Issuer's Shares for investment purposes, and such purchases have been made in the ordinary course of business. The Issuer's Shares have been acquired on behalf of SIA's and SFI's clients.

In pursuing such investment purposes, the Sit Entities purchased the Shares based on the Sit Entities' belief that the Shares represented an attractive investment opportunity, and the Sit Entities may further purchase, hold, vote, trade, sell or otherwise deal in the Shares at the time, and in such manner, as they deem advisable to benefit from, among many things, changes in market prices of such Shares, the market prices of such Shares relative to the value of the Issuer's assets, changes in the Issuer's investment strategy, and composition of the Issuer's portfolio.

The Sit Entities intend to review their investment in the Issuer's Shares on a continuing basis and may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including engaging in discussions with management, the Board of Directors and shareholders concerning, among other things, the Issuer's performance, the market prices of the Issuer's Shares relative to the value of the Issuer's assets, the distribution rate, the Issuer's capitalization, the Issuer's investment strategy and the Issuer's portfolio holdings. The Sit Entities may make binding and non-binding shareholder proposals, or may nominate one or more individuals as nominees for election to the Board.

ITEM 5   Interest in Securities of the Issuer

a) and b)
The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 39,172,837 Shares outstanding as of December 28, 2023, which is the total number of Shares outstanding as reported on the Issuer's website. As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 5,320,116 Shares held in client accounts which represent 13.58% of the Issuer's outstanding Shares. Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's directors or executive officers own Shares directly.

d) Transactions in Shares by the Sit Entities in the last 60 days are set forth in Exhibit A.

e) The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.


f)	Not applicable

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Not applicable.

ITEM 7   Materials to be Filed as Exhibits

Exhibit A:  Schedule of Transactions in Shares by Sit Entities in the last
60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
December 28, 2023

By:   Sit Investment Associates, Inc.
       /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

By:   Sit Fixed Income Advisors II, LLC
       /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

                                   EXHIBIT A

Schedule of Transactions in Shares by Sit Entities in the last 60 days:

------------------ ------------------ 		------------------ ------------------
						Shares of Common
Date of  	    Transaction	   		Stock Purchased	   	Price
Transaction	    Type				/(Sold)		Per Share ($)
------------------ ------------------ 		------------------ ------------------
11/6/2023		BUY			5,300.00			7.8359
11/6/2023		BUY			43,400.00			7.8359
11/6/2023		BUY			59,700.00			7.8359
11/6/2023		BUY			44,000.00			7.8359
11/6/2023		BUY			32,849.00			7.8359
11/7/2023		BUY			28,656.00			7.9368
11/7/2023		BUY			9,100.00			7.9368
11/7/2023		BUY			12,500.00			7.9368
11/7/2023		BUY			9,200.00			7.9368
11/7/2023		BUY			6,900.00			7.9368
11/7/2023		BUY			1,066.00			7.9368
11/8/2023		BUY			1,400.00			8.0486
11/8/2023		BUY			11,600.00			8.0486
11/8/2023		BUY			14,924.00			8.0486
11/8/2023		BUY			11,700.00			8.0486
11/8/2023		BUY			9,800.00			8.0486
11/9/2023		BUY			32,600.00			8.104
11/9/2023		BUY			16,500.00			8.104
11/9/2023		BUY			3,700.00			8.104
11/9/2023		BUY			40,800.00			8.104
11/9/2023		BUY			21,000.00			8.104
11/9/2023		BUY			23,000.00			8.104
11/9/2023		BUY			21,300.00			8.104
11/9/2023		BUY			31,000.00			8.104
11/9/2023		BUY			53,782.00			8.104
11/10/2023		BUY			11,576.00			8.1124
11/13/2023		BUY			13,260.00			8.0686
11/14/2023		BUY			400				8.2937
11/14/2023		BUY			3,643.00			8.2937
11/14/2023		BUY			4,500.00			8.2937
11/14/2023		BUY			3,500.00			8.2937
11/14/2023		BUY			2,600.00			8.2937
11/15/2023		BUY			800				8.2645
11/15/2023		BUY			7,382.00			8.2645
11/15/2023		BUY			8,700.00			8.2645
11/15/2023		BUY			6,800.00			8.2645
11/15/2023		BUY			5,100.00			8.2645
11/16/2023		BUY			100				8.3576
11/16/2023		BUY			900				8.3576
11/16/2023		BUY			1,200.00			8.3576
11/16/2023		BUY			958				8.357599
11/16/2023		BUY			700				8.3576
11/17/2023		BUY			7,400.00			8.3618
11/17/2023		BUY			15,995.00			8.3618
11/20/2023		BUY			7,800.00			8.37
11/20/2023		BUY			7,855.00			8.37
11/21/2023		BUY			25,000.00			8.36
11/22/2023		BUY			21,871.00			8.3392
11/22/2023		BUY			7,300.00			8.3392
11/24/2023		BUY			12,100.00			8.3391
11/24/2023		BUY			12,900.00			8.3391
11/27/2023		SELL			-3,400.00			8.32
11/28/2023		BUY			9,200.00			8.3599
11/28/2023		BUY			1,916.00			8.359901
11/28/2023		BUY			1,000.00			8.3599
11/28/2023		BUY			1,300.00			8.3599
11/28/2023		BUY			900				8.3599
11/29/2023		BUY			2,147.00			8.4449
11/30/2023		BUY			21,800.00			8.4998
11/30/2023		BUY			28,200.00			8.4998
12/4/2023		BUY			4,707.00			8.646701
12/5/2023		BUY			2,600.00			8.6487
12/5/2023		BUY			1,328.00			8.648697
12/5/2023		BUY			3,600.00			8.6487
12/6/2023		BUY			35,738.00			8.6647
12/7/2023		BUY			172				8.66
12/8/2023		BUY			7,600.00			8.6553
12/8/2023		BUY			5,942.00			8.6553
12/8/2023		BUY			1,100.00			8.6553
12/8/2023		BUY			1,100.00			8.6553
12/11/2023		BUY			3,100.00			8.65
12/11/2023		BUY			3,700.00			8.65
12/11/2023		BUY			3,561.00			8.65
12/11/2023		BUY			2,400.00			8.65
12/12/2023		BUY			13,900.00			8.6494
12/12/2023		BUY			11,906.00			8.6494
12/13/2023		BUY			81,000.00			8.665
12/13/2023		BUY			69,100.00			8.665
12/14/2023		SELL			-10,200.00			8.7627
12/15/2023		BUY			25,000.00			8.7978
12/18/2023		BUY			23,700.00			8.8015
12/18/2023		BUY			20,074.00			8.8015
12/19/2023		BUY			58,200.00			8.8698
12/19/2023		BUY			44,000.00			8.8698
12/19/2023		BUY			5,000.00			8.8698
12/19/2023		BUY			42,200.00			8.8698
12/19/2023		BUY			49,800.00			8.8698
12/19/2023		BUY			42,700.00			8.8698
12/19/2023		BUY			31,900.00			8.8698
12/19/2023		BUY			50,000.00			8.8698
12/21/2023		BUY			10,000.00			8.8585